The Toro Company Names Gary L. Ellis to Board of Directors

BLOOMINGTON, Minn. (June 28, 2006) – The Toro Company (NYSE: TTC) today announced that it has appointed Gary L. Ellis to its board of directors, effective June 26, 2006. The addition of Mr. Ellis brings the board to 10 members.

Ellis, 49, is senior vice president and chief financial officer of Medtronic, Inc., (NYSE: MDT), an $11.0 billion medical technology company that develops and manufactures implantable medical devices. Ellis joined Medtronic in 1989 as assistant corporate controller and has held various positions in the U.S. and Europe. Prior to joining Medtronic, Ellis was a senior audit manager for Price Waterhouse, LLP.

“Gary’s extensive experience in audit, finance and control, as well as his international experience, will provide the Board with wise counsel and valuable perspectives as we continue our journey to improve growth and profitability in the years ahead,” said Michael J. Hoffman, Toro’s chairman, president and CEO. “More importantly, Gary shares Toro’s commitment to ethical business practices and a strong culture of collaboration and alignment between business strategies and financial decisions. I am pleased to have him join our board.”

Ellis holds a bachelor’s degree in accounting from the University of South Dakota and is a certified public accountant. He is incoming board chair of the American Heart Association.

About The Toro Company
The Toro Company (NYSE: TTC) is a leading worldwide provider of outdoor beautification products, support services and integrated solutions. With sales of $1.8 billion in 2005, Toro is committed to providing environmentally responsible products of customer-valued quality and innovation. Since 1914, the company has built a tradition of excellence around a number of strong brands that serve a customer base that includes golf course superintendents, groundskeepers, sports field managers, landscape and irrigation contractors, fruit and vegetable growers, and homeowners. The Toro Company is headquartered at 8111 Lyndale Avenue in Bloomington, Minn. Visit the company website at www.thetorocompany.com.

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